Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 333-122758

ON MAY 9, 2005, McDATA CORPORATION, A DELAWARE CORPORATION, POSTED THE FOLLOWING INFORMATION ON ITS INTERNAL WEBSITE FOR ACCESS BY ITS EMPLOYEES:

Strategic Messaging for McDATA/CNT Acquisition

1.              The proposed acquisition of CNT accelerates McDATA’s Global Enterprise Data Infrastructure strategy (GEDI). The mission of the GEDI is to fulfill customer requirements for a cost-optimized and unified, tiered data infrastructure.

•                  As businesses continue to expand their operations globally, they have a requirement to manage and move information seamlessly across the enterprise — whether the data center is across the room or across the globe.  CIOs seek to accomplish this goal cost-effectively, meaning low TCO, high ROI.

•                  McDATA’s GEDI strategy addresses this customer requirement through a tiered, switched data network infrastructure that allows customers to cost-effectively and transparently, move, access, and centrally manage information assets throughout the organization.

•                  The GEDI strategy also supports our channel partners’ strategies - including OEMs, VARs, VADs, SIs - and customer needs for information lifecycle management and utility computing, or on-demand access to information.

2.              The combination of McDATA and CNT would create a better positioned data infrastructure company with the products, services, and solutions to deliver to OEM partners, channel partners,  and customers their shared vision of the optimized global data infrastructure, what McDATA refers to as the GEDI.

•                  McDATA and CNT combined could offer unmatched technology leadership and expertise across SAN, MAN and WAN environments to address OEM and customer needs as they architect a converged data and storage network infrastructure.

•                  Combined multi-protocol product and solution offerings:

1.               Fibre channel and FICON storage networks (SAN) — the most comprehensive product portfolio, from the highest performance core backbone director to low-cost 4 Gbps fabric switches and the “new edge” in embedded blade servers

•                  Intrepid Director Platform: 10000 Backbone Director, 6140, 6064

•                  Sphereon FlexPort Fabric Switches: 4700, 4500, 4400, 4300

2.               IP storage networks - ability to deliver innovative solutions for this emerging market, including low-cost iSCSI SANs, iSCSI gateways, and the ability to manage these solutions

•                  Eclipse 1620, 2640

3.               Metro and Wide Area Networking (MAN/WAN) — the broadest extension portfolio for mainframe and open systems over any distance, any protocol, any network

•                  Eclipse 1620, 2640 for open systems and SAN extension

•                  UltraNet Edge Storage Router for mainframe SAN extension and open systems remote tape solutions

•                  UltraNet Storage Director eXtended for extending mixed mainframe applications

4.               SAN routing and storage services — unprecedented scalability and interoperability for intelligent data movement and replication across multi-vendor storage and SAN fabrics

•                  Eclipse 2640

•                  UltraNet Replication Appliance

5.               SAN security and management —secure and simplified management of local and remote storage networks ensuring  maximum network availability and optimized performance with the ability to integrate multi-vendor applications

•                  Enterprise Fabric Connectivity Manager (EFCM), SANtegrity, SANavigator

6.               World-class professional and support services — includes consulting and design, implementation, multi-vendor integration, maintenance and monitoring services offerings for enterprise storage networks

3.              The combination of McDATA and CNT would create a leading provider of data infrastructure solutions and services with significant presence throughout the world’s data centers.

•                  Key competitive advantages resulting from the merger would include:

•                  The combined company would offer unmatched technology leadership and unrivaled expertise across storage and network infrastructures, mainframe and open systems (SAN, MAN, WAN)

•                  Larger installed base comprised of over 80% of Global 2000 customers and more than 10,000 data centers, connecting more storage networks than any other vendor

•                  Enhanced market visibility and larger customer base results in improved competitive position

•                  Broadened product and services portfolio can be sold into the expanded installed base as data and storage networks converge and end-user customers seek to optimize their data infrastructure through the GEDC

•                  Expanded sales and support expertise and coverage better positions the combined company to drive brand preference and foster customer loyalty

•                  Expanded coverage can be leveraged to build stronger and more strategic relationships with channel partners and customers enabling the combined company to develop a more customer-driven product and services roadmap

4.              The combination of McDATA and CNT would create more value for our channel partners including OEMs, VARs, VADs, SIs, and technology partners

•                  The broader products, services, and solutions offerings, combined with the larger installed base:

1.               Enables the combined company (McDATA) to better meet channel partners’ objectives and programs

2.               Provides channel partners the ability to offer diverse and highly differentiated solutions to their customers driving market expansion and increased sales opportunities

3.               Increases flexibility for end-user customers

5.              The combination of McDATA and CNT should drive a more effective business operating model resulting in profitable revenue growth and greater shareholder value

•                  Expect acquisition to be accretive to non-GAAP earnings in the company’s fiscal fourth quarter 2005

•                  Expect $40 - $50 million operating synergies in FY 2006

•                  Expanded products, services, and sales coverage should drive higher revenue growth and result in a more diversified and balanced revenue stream

•                  The combination of the larger installed base and expanded sales model should lead to an increase in hardware and software maintenance contracts resulting in a more predictable and consistent revenue stream

Additional Information and where to find it:    McDATA has filed a registration Statement on SEC Form S-4 and McDATA and CNT have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. The Registration Statement was declared effective by the SEC on April 19, 2005 and the Joint Proxy Statement/Prospectus containing information about McDATA, CNT and the proposed merger was be mailed to stockholders of McDATA and shareholders of CNT on or before April 25, 2005. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

McDATA, CNT, directors and certain executive officers of McDATA and CNT, Mellon Investor Services LLC and certain affiliates and employees of Mellon Investor Services may be considered participants in the solicitation of proxies in connection with the proposed merger. Mellon Investor Services will be paid to solicit proxies in connection with the proposed merger. Certain directors and executive officers may have direct or indirect interests in the proposed merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the proposed merger. In addition, certain directors and officers, after the proposed merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the proposed merger. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.